SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **Ocotber** 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Sections of the annual report for the financial year ended 31 March 2004 issued on 12 August 2004 [Pages 1 - 53 (inclusive) and pages 171 - 186 (inclusive)]	

contents

Happenings











NASPERS
LIMITED

CHAIRMAN
Ton Vosloo

MANAGING DIRECTOR
Koos Bekker

DIRECTORS

Elize Botha
Francine-Ann du Plessis
Jakes Gerwel
Rachel Jafta
Lourens Jonker
Steve Pacak
Fred Phaswana
Ben van der Ross
Neil van Heerden
Boetie van Zyl
Hein Willemse

Essentials




mission



OUR
mission

To build **shareholder value**

by operating **subscriber platforms**

that provide **content, services** and the means

of **communication** to paying users; to sell

related **technologies** and **services** and to

be useful to the **communities** we serve

FIGURES

Revenue

R12 804m

Operating
profit before amortisation
and impairment

R1 804m

Cash flow
from operating
activities

R1 637m

	2004 R'm	2003 R'm	2002 R'm
Income statement and cash flow			
Revenue	12 804	12 204	10 700
Operating profit before amortisation and impairment	1 804	737	182
Operating profit/(loss)	1 289	226	(204)
Net attributable profit/(loss)	371	333	(1 947)
Cash flow from operating activities	1 637	1 272	(236)
Balance sheet			
Total assets	13 093	13 373	17 871
Current assets	6 778	6 297	7 570
Shareholders' equity	3 182	3 504	1 362
Non-current liabilities	2 873	3 443	5 510
Current liabilities	6 802	6 122	6 674
Other information			
Dividend per N ordinary share (cents)	30	25	24
Earnings/(loss) per N ordinary share (cents)	144	189	(1 336)
Weighted number of N ordinary shares in issue ('000)	257 814	176 528	145 692



Digital subscribers comprise

71%

of total pay-tv subscriber base



1 163

new book titles published



16,1 million

copies of newspapers sold per month

the group



The Naspers group consists of:

MIH HOLDINGS

- MIH BV
  - MultiChoice Africa
  - M-Web Thailand
  - UBC
  - Entriq
  - Tencent QQ
  - NetMed
  - Irdeto Access
- MultiChoice South Africa
  - M-Web South Africa

MEDIA24

- Newspapers
- Magazines
- Printing

VIA AFRIKA

- Publishers and agents
- Trade and distribution
- Private education

COMPANY AND NATURE OF BUSINESS

MIH HOLDINGS



MIH operates pay television and internet subscriber platforms in Africa, China, Thailand, Greece and Cyprus and owns Irdeto Access, a conditional access company

MEDIA 24



Media24 is a publisher, printer and distributor of newspapers, magazines, printing and related products in sub-Saharan Africa

VIA AFRIKA



Via Afrika is a publisher and distributor of books and conducts private education businesses. The businesses mostly operate in southern Africa

Naspers group at a glance

MAJOR BRANDS	HIGHLIGHTS
PAY TELEVISION ActionX, Big Brother Africa, Channel O, DStv, go, Idols, KTV, K-World, kykNET, M-Connection, MIH, M-Net, M-Net-on-Demand, Movie Magic 1, Movie Magic 2, MultiChoice, MultiChoice Africa, MultiChoice Cyprus, MultiChoice Hellas, NetMed, Nova, Series Channel, SuperSport, SuperSport Arena, SuperSport Club Champs, SuperSport Hardware, SuperSport Series Cricket, SuperSport Show, SuperSport Travel, SuperSport Wheelchair Basketball, SuperSport United, SuperSport Zone, UBC **INTERNET** M-Web, M-Web (Thailand), Sanook!, SportsCN, QQ, Tencent **TECHNOLOGY** Entriq, Irdeto Access	**2,1 million** pay-tv subscribers
NEWSPAPERS Beeld, Die Burger, City Press, Daily Sun, Rapport, Soccer Laduma, Son, Sunday Sun, The Natal Witness, Volksblad and community newspapers **MAGAZINES** Baba & Kleuter, Bicycling SA, Blunt, Eat In, Eat Out, dit, Drive Out, Drum, Fairlady, FHM, Finance Week, Finansies & Tegniek, Golf Digest, heat, Huisgenoot, Insig, Kick Off, Landbouweekblad, Men's Health, Runner's World, Salt Water Girl, Sarie, SA Sports Illustrated, Seventeen, Shape, True Love, Tvplus, Visi, Wegbreek, Woman's Value, YOU, Your Baby, Your Pregnancy, ZigZag **MEDIA24 DIGITAL** Finance24, Food24, Health24, News24, Property24, Subscribe24, Wheels24, Women24 **PRINTING** Paarl Gravure, Paarl Media, Paarl Print, Paarl Web **DISTRIBUTION** NND24	Daily Sun titles achieve circulation of **300 000** **4** new magazines launched
PUBLISHERS AND AGENTS Tafelberg, Human & Rousseau, Pharos, Kwela, Best Books, Lux Verbi.BM, Jonathan Ball Publishers, Ad Donker, Sunbird, Book Promotions, Nasou Via Afrika, Van Schaik, Action, Collegium, Learning Online **TRADE AND DISTRIBUTION** Van Schaik Bookstore, Lux Verbi, Leserskring, Leisure Books, Kalahari.net, On the Dot, Afribooks, Computicket, LeisureworxGRC **PRIVATE EDUCATION** **Educor:** Damelin, Allenby Campus, Midrand Graduate Institute, Graduate Institute of Management and Technology, Milpark Business School, City Varsity **International Colleges Group:** Intec Colleges, Damelin Correspondence College, Books from Us, Content Solutions, Image Data Solutions, Academy for Mathematics, Lyceum, Success	**14,8** million book units sold **5,4** million tickets sold by Computicket **72 000** students serviced by Educor

INVESTMENTS
DELIVER



TON VOSLOO
Chairman of Naspers

The ***Naspers*** group is now reaping the rewards of some years of intensive investment and development. This factor, coupled with favourable trading conditions over the past year and a limited number of new projects, resulted in a higher level of profitability.

In particular, the offshore businesses have shown excellent improvements on the profit line.

Revenue for the year increased by a rather modest 5%, no better than inflation, largely because of the strengthening of the rand during the year. Some 32% of the group's revenue is now generated outside of South Africa. However, a tight grip on costs saw operating profits before amortisation and impairment charges increase to R1,8 billion.

Net finance costs of R664 million (2003: R247 million) were substantially higher than last year, mainly because of fair value adjustments of R386 million required by the adoption of the South African accounting standard AC133 in the current year.

The taxation charge of R176 million includes net credits of R204 million relating to the creation of deferred tax assets.

The net effect of the above was headline earnings from continuing operations of R779 million.

However, these headline earnings in our view are inflated by R245 million as they include items prescribed by South African Generally Accepted Accounting Practice (SA GAAP).

Adjusting for these items would result in 'core' headline earnings of R534 million, compared with a loss of R100 million in the previous year.

Regarding cash flows, the group generated R1,6 billion of cash from operating activities, compared with R1,3 billion in the previous year. On 31 March 2004, the group had net consolidated cash of R2,6 billion and interest-bearing liabilities of R692 million, excluding capitalised satellite and other leases.

A more detailed explanation of our financial results is contained in the financial review on page 12 of this annual report.

SUBSCRIBER PLATFORMS
PAY TELEVISION

The aggregate pay-television subscriber base increased by 100 000 over the past year, mostly offshore. The group manages 2,1 million pay-television subscribers, 71% of whom subscribe to digital services. Pay-television revenues grew by a meagre 1%, a consequence of the strong rand and a mature South African subscriber base,

which had only a nominal price increase in the year. Due to rigorous cost controls, operating profit before amortisation and impairment charges increased to R1,3 billion.

In South Africa, the subscriber base is now mature and reflected only marginal growth of 3% to 1 075 000. To improve operational efficiencies, the subscriber management platforms of MultiChoice and M-Web were merged.

The aggregate pay-television **subscriber** base increased by 100 000 – mostly offshore

In sub-Saharan Africa, stronger growth was experienced and the subscriber base grew by 30 000 to 291 000 households. Most of the analogue services in this market have been shut down as subscribers have migrated to the digital platform.



M-Net and SuperSport experienced a challenging year. Their linked shares were delisted on 15 April 2004 following a request by minority shareholders, especially the Phuthuma Futhi share scheme participants. Subsequently Johnnic Communications Limited (Johncom) acquired a proportional stake of these minority shares.

NetMed's Greek pay-television business made substantial progress after last year's upheavals. The operations in Cyprus are profitable. Overall the Mediterranean region's subscriber base increased by 40 000 to 350 000. The operating loss, before amortisation and impairment, was R69 million – a huge improvement on the R269 million loss reported last year. It is, however, too early to predict sustained profitability as the future of local football, a key driver in that market, is still uncertain.

In Thailand, the UBC subscriber base remained stable at 436 000 homes. This business, which is now proportionally consolidated, reported revenues of R1,3 billion and an operating profit before amortisation of R151 million. UBC sits on cash and the local economy is buoyant, but cable and copyright piracy remains a barrier to growth.



We are in competitive markets



KOOS BEKKER –
Managing director of Naspers

TECHNOLOGY

Our technology businesses are strategic assets as they ensure the security of our pay-television subscriber base. The encryption technology market is competitive. Coupled with this is pricing pressure from direct competitors as well as a decline in the price of hardware. This has increased the need for differentiation through added-value services and we have been investing in new generation technology. This combination of lower prices and investment in product development has led to reduced profitability. Going forward we will continue to invest in research and development.

In addition, we are developing Entriq, a business providing security, billing and customer care service for broadcast and online media. Growth in the global consumer broadband market (outside of South Africa) has resulted in both content owners and service providers increasingly looking to the internet for complementary value-added services and products. Entriq is in a

development phase and will consume cash as we launch several new initiatives.

INTERNET

Tencent's QQ services enjoyed strong growth over the past year. QQ has one of the most visited internet portals in China. Registered subscriptions for the fee-based internet value-added services ended the year on 7,3 million. In addition, the mobile and telecommunications value-added services reached 12,7 million registered subscriptions.

A number of new consumer services have been launched,

including a popular QQ game portal that features a selection of multiplayer online games, integrated with the QQ instant-messaging service.

Tencent's contribution to group revenues was a robust R457 million and operating profit before amortisation and impairment was R220 million.

In June, Tencent listed on the Hong Kong Stock Exchange. Net proceeds from the offering, prior to the exercise of any over-allotment option, were approximately HK$1 418,3 million, which will be used to fund new strategic initiatives and organic growth.



In China, SportsCN's businesses continue to grow, achieving almost one million average daily visitors. SportsCN is consolidating its position as the leading sports portal in China and more investment is expected.

In Africa, M-Web maintains its leading position with 242 000 subscribers. However, growth in South Africa has stalled, largely because of the continuing Telkom monopoly. Dial-up costs and overseas calls are more expensive here than in comparable markets. Broadband services are still at negligible levels. Regulation seems unable to break the impasse, and South Africa is falling behind its peers in internet innovation.

In Thailand, the group has a leading online media company offering a broad range of internet services. The latest version of QQ is being introduced there.

PRINT MEDIA

Our newspaper and magazine businesses in South Africa operate in a mature market, but succeeded in achieving better top-line growth than pay television over the past year. Most notable was the growth of the *Daily Sun*, a tabloid aimed at people who, beforehand, did not regularly read a newspaper. The four regional *Daily Sun* titles have achieved aggregate circulation of close to 300 000 daily. The *Sunday Sun* and *Son* have also experienced good circulation growth.

On the magazine front, new titles such as *Bicycling SA*, *heat*, *Seventeen* and *Wegbreek* were launched to cater for niches. We have either implemented or initiated upgrades to our printing plants to provide additional capacity for coping with growth.

> Our **newspaper** and **magazine** businesses in South Africa operate in a mature market


SUN
WOMEN FLEE FIRE PERIL

In total, the print media business improved revenues by 14% and operating profits before amortisation by 34%.

BOOK PUBLISHING AND PRIVATE EDUCATION

The book publishing business (Via Afrika) experienced a satisfactory year, with revenues increasing by 18% to R785 million. The business was restored to profitability after last year's losses, recording an operating profit before amortisation and impairment of R21 million.

The private education business, Educor, had static turnover but solid growth in operating profits before amortisation of 82%.

DIVIDEND

The board has recommended that the annual dividend be increased to 38 cents (previously 30 cents) per N ordinary share and 7 cents (previously 6 cents) per unlisted A ordinary share. The dividends are due to shareholders recorded in the books on 17 September, and will be paid on 20 September 2004. The last date to trade *cum* dividend will be on 10 September.

PROSPECTS

Shareholders will deduce from the above that, with respect to profitability, virtually all our businesses fired on all cylinders over the past year. This may not be maintained indefinitely in a group that spans multiple media platforms across many different economies. Coupled with this, fewer than normal new developments were initiated over the past year. Some developments now in the pipeline may,


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however, impact the profit line in the short term, but should create long-term growth.

In addition, as indicated earlier in this report, our headline earnings have been artificially boosted by prescribed accounting standards. Shareholders are warned that some of these are unlikely to recur, and should bear this in mind when projecting future headline earnings. In any event, we believe that a concept such as 'core headline earnings' provides a fairer reflection of the true earnings of the group.

With most companies generating cash and debt levels reducing, our balance sheet and cash flows are sound.

In the year ahead, the group will focus on developing new opportunities in the hope of delivering future value to shareholders. In particular, we will concentrate on the development of our interests across the African continent and in Asia.

We are mindful that the rapid rate at which the Chinese economy has expanded over the past decade will probably have to slow in the near future. In general, other economies where we have major businesses have a stable outlook for the year ahead.

BLACK ECONOMIC EMPOWERMENT

Naspers supports the drive to incorporate our previously disadvantaged communities into the South African economy. Over the past ten years the group initiated numerous empowerment schemes. Most recently, the Welkom economic empowerment scheme was extended for three years,

We will
develop
further initiatives

benefiting the 17 000 individuals who participate in this empowerment drive. It is now 'in the money'. Phuthuma Futhi shareholders also cashed out of M-Net/SuperSport at a profit.

However, it is clear that we will have to develop further initiatives in future. The ICT sector charter, which will apply to our South African broadcast and telecommunication businesses, is close to finalisation. Once completed, we will study its impact and determine our approach going forward.

CORPORATE GOVERNANCE

Naspers is a dual-listed company with its primary listing on the JSE Securities Exchange South Africa (JSE). It also has a secondary listing on the Nasdaq National Market in New York (Nasdaq) with its American Depositary Receipt (ADR) programme.

The board is committed to high standards of corporate governance throughout the group and recognises the need to conduct its business with integrity. The board acknowledges that it is accountable to the company's shareowners for good governance.

A compliance committee was formed to focus on the company's ongoing implementation of compliance with the Listing Requirements of the JSE, the King Report on Corporate Governance for South Africa 2002 (King II), the Nasdaq, the Sarbanes-Oxley Act of 2002 as well as the Securities and Exchange Commission (SEC) in the USA. This committee monitors developments in the corporate governance arena, locally and internationally, and makes recommendations to the board on governance structures and practices as and when appropriate.

During the past year, in support of the recommendations of King II and the Sarbanes-Oxley Act of 2002, Naspers developed

AND GOVERNANCE

an overall group code of ethics that encompasses the requirements of the JSE, Nasdaq and SEC and reflects what the board considers to be best practice. The board further revised its charter, supporting policies and procedures, as well as the process of electing directors.

In addition, the board strengthened its diversity and independence by appointing three new independent directors. Diversity was improved by appointing two women and two black directors.

For the coming year, Naspers will focus on the ethics management process at individual company level within the group. A detailed review of the group's corporate governance can be found on page 36 of the annual report.

RISK MANAGEMENT

Managing risk plays a central role in the day-to-day operations of all our businesses. The Naspers board, in conjunction with boards of various subsidiary companies, is responsible for determining risk management and control procedures, as well as evaluating the effectiveness of those procedures.

The risk management process is subject to periodic review. Risk management units have been established in major group companies and will become fully operational in the coming year.

The main risks to which the group businesses are exposed include:

- ◉ Geopolitical or economic instability
- ◉ Regulatory disruption
- ◉ Satellite failures
- ◉ Competition and technical innovations
- ◉ Currency fluctuations.

While these risks are outside the board's control, mitigating measures can sometimes be implemented. A more detailed review of the risks facing the group and the compensatory steps taken are contained on page 40 of the annual report.

DIRECTORS

In terms of the company's articles of association, one-third of the non-executive directors retire annually, and re-appointment is not automatic. Messrs N P van Heerden, L N Jonker and Prof G J Gerwel, who retire by rotation at the annual general meeting, being eligible, offer themselves for re-election. The biographical details for each of them, as well as those of newly appointed directors, are set out on pages 46 and 47 of this 2004 annual report.

Changes to the board during the financial year ended 31 March 2004 involved Messrs J F Malherbe and L M Taunyane retiring on 29 August 2003. Mr F T M Phaswana, Adv F du Plessis and Dr R C C Jafta were appointed as independent non-executive directors to the board on 23 October 2003. Shareholders will be asked to confirm their appointment at the upcoming annual general meeting, notice of which is contained in this annual report.

PEOPLE

We are proud of the contribution made by so many of our people in so many countries. They have shown character and enterprise to achieve most of the goals our businesses were set in a tough environment.

Finally, thank you to our fellow board members for their guidance and support during what has been a busy year.

Ton Vosloo
Chairman

Koos Bekker
Managing director



The group experienced favourable trading conditions over the past year, with most business units reporting satisfactory results. In particular, the businesses outside of South Africa reported excellent profit growth.

A feature of the past year was the strength of the rand, which had a mixed impact on the group. On the positive side, we have foreign currency-based input costs, which a robust rand helps to reduce. On the negative side, a strong rand diminishes the value of our offshore revenues and earnings when these are translated and reported in rand.

GROUP PERFORMANCE

Revenue for the year improved by only 5% to R12,8 billion, modest growth largely because of the strengthening of the rand over the year.

However, a continued focus on costs saw operating profits before amortisation and impairment charges increase to R1 804 million (2003: R737 million).

Net finance costs of R664 million (2003: R247 million) were considerably higher than last year, mainly because of fair value adjustments of R386 million required by the introduction of AC133 in the current year. Net interest paid on borrowings and imputed interest on finance leases declined to R154 million (2003: R185 million) and R187 million (2003: R272 million) respectively. Net currency gains totalled R63 million.

The taxation charge of R176 million includes net credits of R204 million relating to the creation of deferred tax assets (refer below).

The net effect of the above was headline earnings from continuing operations of R779 million. However, as reported to you in the past, these headline earnings include items prescribed by South African Generally Accepted Accounting Practice (SA GAAP), which undermine the credibility of 'headline earnings' as a measure of true operating performance. Our best estimates of such distorting items are:

	R million
Currency translation gains	51
Creation of deferred tax assets	204
Amortisation of intangible assets	(54)
AC133 fair value adjustments	44
	245

The group leases satellite capacity, which is mainly denominated in US dollars. SA GAAP requires that the future liabilities on these leases be aggregated and translated to the rand equivalent at year end. The translation of these leases and other items resulted in an unrealised currency gain of R51 million this year. As this 'profit' is not realised, we do not believe it is prudent to include it in headline earnings.

SA GAAP compels us to create 'net deferred tax assets' in the year of R204 million. This is mainly a non-recurring, artificial boost to headline earnings, which we believe is imprudent to recognise.

The inclusion in headline earnings of a R54 million charge relating to the amortisation of intangible assets reflects an accounting convention that has no commercial relevance.

Finally, accounting standard AC133 compels us to 'mark-to-market' forward exchange contracts that the group entered into in terms of its policy of hedging foreign currency obligations. Accounting for the foreign exchange contracts as they mature would have yielded an additional realised loss of R44 million. We believe it is unwise to exclude such realised amounts from headline earnings.

None of the above items had any impact on cash flows.

The net effect is that the reported headline earnings is inflated by R245 million. Adjusting for these items would result in 'core' headline earnings of R534 million, compared with a loss of R100 million in the previous year.

SEGMENTAL REVIEW

Revenues and operating profits of the key business segments were as follows:

	Revenue			Ebitda		
	2004 **R'm**	2003 R'm	%	**2004** **R'm**	2003 R'm	%
Subscriber platforms	**8 661**	8 516	2	**1 865**	1 087	72
– pay television	**7 299**	7 225	1	**1 713**	1 118	53
– technology	**315**	378	(17)	**(9)**	65	—
– internet	**1 047**	913	15	**161**	(96)	—
Print media	**2 820**	2 469	14	**505**	401	26
Book publishing and private education	**1 321**	1 218	8	**97**	13	646
– books	**785**	665	18	**37**	(28)	—
– education	**536**	553	(3)	**60**	41	46
Corporate services	**2**	1	—	**(28)**	(17)	(65)
	12 804	12 204	5	**2 439**	1 484	64

REVENUE by segment
in ZAR millions



Pay television ■   Technology ■   Internet ■   Print media ■   Books and education ■

	Operating profit before amortisation and impairment			Operating profit		
	2004 R'm	2003 R'm	%	**2004 R'm**	2003 R'm	%
Subscriber platforms	**1 385**	487	184	**919**	21	—
– pay television	**1 336**	658	103	**1 063**	435	144
– technology	**(23)**	49	—	**(63)**	14	—
– internet	**72**	(220)	—	**(81)**	(428)	81
Print media	**388**	290	34	**373**	279	34
Book publishing and private education	**61**	(20)	—	**27**	(54)	—
– books	**21**	(42)	—	**15**	(47)	—
– education	**40**	22	82	**12**	(7)	—
Corporate services	**(30)**	(20)	(50)	**(30)**	(20)	(50)
	1 804	737	145	**1 289**	226	470

OPERATING PROFIT BEFORE AMORTISATION AND IMPAIRMENT by segment
in ZAR millions



- ◼ **Books and education** ◼ **Print media** ◼ **Internet**
- ◼ **Technology** ◼ **Pay television** ◼ **Corporate services**

continued

CASH FLOWS

The group generated R1 637 million of cash from operating activities, compared with R1 272 million in the previous year. On 31 March 2004, the group had net consolidated cash of R2,6 billion and interest-bearing liabilities of R692 million, excluding capitalised satellite and other leases.

ACCOUNTING POLICIES

The accounting policies used in this report comply with South African Statements of Generally Accepted Accounting Practices and are consistent with those applied in the prior year, except for the adoption of:

– AC133 – Financial Instruments: Recognition and Measurement, as from 1 April 2003

– the benchmark treatment in terms of AC119. Joint ventures are proportionately consolidated from the beginning of the current year. Prior-year figures have been restated to provide comparative information.

The internet operations of Media24 and Via Afrika are now being reported as part of the print media and book publishing segments respectively, whereas in prior periods their results were shown as part of the internet segment. This change reflects the increasing integration of these operations within the print media and book publishing segments.

The group's interest in Tencent was consolidated until July 2003, thereafter it was proportionately consolidated as a joint venture. In the next financial year, it will be proportionately consolidated until the date of the recent IPO, whereafter it will be equity accounted as an associated company.

A PERSONAL REFERENCE world



The **Naspers** group comprises:

- **MIH**, which operates pay-television and internet platforms in Africa, China, Thailand, Greece and Cyprus. It also conducts businesses that develop the underlying technologies used by our platforms, like Irdeto Access.

- **Media24**, a magazine, newspaper, printing and distribution business in sub-Saharan Africa.

- **Via Afrika**, a book publishing and distribution business and private education provider in southern Africa.

Operational highlights over the past year:

- Tencent, the real-time communications company that operates the QQ platform in China, continued to show growth. Tencent was listed on the Hong Kong Stock Exchange in June 2004.

- The pay-television operation in Greece made substantial progress after the upheaval in the previous year.

- M-Net and SuperSport entered choppy waters and were delisted following a request by minority shareholders, especially the Phuthuma Futhi empowerment scheme.

- Some newspaper titles, especially *Daily Sun* and *Son,* showed vibrant circulation growth. New magazine titles included *Bicycling SA, heat, Seventeen* and *Wegbreek.*

- The book business, Via Afrika, implemented its turnaround strategy and was restored to profitability. The private education business, Educor, was merged into Via Afrika and reported growth in profitability.

SEVERAL NEW CHANNELS

The *television service* comprises
53 video, eight data and 59 audio *channels*.

MIH
PAY TELEVISION

Africa

MultiChoice Africa
(MultiChoice) **(www.
multichoice.co.za)** provides
television and subscriber
management services to 48
countries throughout Africa and
the adjacent Indian Ocean
islands. The television service
comprises some 53 video, eight
data and 59 audio channels.

South Africa

The pay-television business in
South Africa is now a mature
business and has not grown its
subscriber base substantially in
five years. It improved operating
margins through tight cost
control and converting analogue
subscribers to digital. At year
end the analogue base stood at
300 000, and the digital base at
775 000 homes.



ANALOGUE BASE

300 000

DIGITAL BASE

775 000

Several new channels, including
Animal Planet and the *History
Channel,* were launched on the
DStv platform. Six new interactive
games were introduced on the
Playjam channel, as well as an
SMS-delivered chat forum and a

service for downloading ring-
tones and logos to mobile
phones.

The subscriber management
platforms of MultiChoice and
M-Web were merged in
February 2004 in a comprehensive effort to improve
operational efficiencies.

A new convergence bill is
expected, that will redefine
regulations in the broad
communications industry.
MultiChoice's licence will also
probably be formulated in
2005.

We expect pay television to
be influenced fundamentally
over the next few years by
technologies such as ADSL,
cable, fibre, WiFi/Wimax and
even by ubiquitous DVDs.
Our group is trying to
understand the impact these
technologies will have on our
businesses, and to prepare for
them as best we can.





review

A review of our operations during the year

GUINEA
MALI
NIGER
ERITREA
SUDAN
DJIBOUTI
BURKINO FASO
SIERRA LEONE
COTE D'IVOIRE
GHANA
NIGERIA
ETHIOPIA
LIBERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATORIAL GUINEA
SAO TOME & PRINCIPE
GABON
CONGO
DEMOCRATIC REPUBLIC OF CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ST HELENA
ZIMBABWE
NAMIBIA
BOTSWANA
MADAGASCAR
MAURITIUS
SWAZILAND
LESOTHO
SOUTH AFRICA
Agents
Joint ventures
Franchises
MultiChoice Hub

Sub-Saharan Africa

Outside of South Africa, MultiChoice services 291 000 subscribers in 48 countries throughout sub-Saharan Africa. The subscriber base increased by 30 000 homes during the year and growth potential remains. Analogue networks in Kenya, Nigeria, Ghana and Tanzania were systematically converted to digital.

Nigeria, numerically the largest market in Africa, remains a focus. Enhancements to the Nigerian bouquet included the addition of *AfricaMagic* (a channel produced by M-Net and consisting of predominantly Nigerian content), plus three free-to-air Nigerian broadcast channels. A bouquet comprising non-premium content was launched to address the lower-priced end of the market.

MultiChoice remains focused on servicing niche communities. Two additional channels were added to the Portuguese bouquet, with subscribers to this service passing the 50 000 mark. The French service was also enhanced with the addition of two new channels.

Regulatory matters in sub-Saharan Africa continue to intensify, with new broadcast bills and policies under discussion in Nigeria, Kenya, Zambia and Botswana.

FOURTEEN ENTERTAINMENT CHANNELS
NINE SPORTS CHANNELS





M-Net/SuperSport

M-Net (www. mnet.co.za) and SuperSport (www.supersport.co.za) experienced a challenging year in a market that is becoming more intensely competitive due to improvements in the programme offering of the free-to-air channels.

Revenue was negatively impacted by the strong rand, which reduced the value, as measured in rand, of our service offerings elsewhere on the African continent. These factors, together with the adoption of the new South African accounting standard AC133, adversely affected the results.

M-Net and SuperSport were delisted from the JSE Securities Exchange South Africa (JSE) and Nigerian Stock Exchange (NSE) with effect from 15 April 2004, following a request from the trustees of the Phuthuma Futhi share scheme and a subsequent offer to minorities.

M-Net produces 14 entertainment channels for distribution throughout sub-Saharan Africa. Two new niche channels were launched:

the *go* channel, aimed at the teen market, and *AfricaMagic,* consisting of African content with a Nigerian focus.

The flagship channel, *M-Net,* continued its focus on reality programming. *Big Brother Africa* was a huge success with some 30 million viewers watching the final, and providing the African countries where we operate with a rare shared media experience. A second *Idols* series attracted more than eight million votes. A world-first, *B on M-Net,* was introduced, while *kykNET* enjoyed its best year since its launch.

SuperSport, *the Channel of Champions,* produces nine

sports channels for distribution across sub-Saharan Africa. These comprise three primarily live 24-hour channels, a highlights channel, a dedicated interactive sports channel and four ad hoc sports channels.

SuperSport 3 is recognised as the leading soccer channel in Africa, airing live coverage of most European football leagues and the South African Premiership fixtures.

SuperSport, official media supplier to the successful South African Soccer World Cup 2010 bid, also raises money for charities and contributes to community development in several spheres.



STRONG
BOUQUETS

The *Mediterranean* region ended the financial year
on 350 000 subscribers, *growing by 40 000* homes.

Greece and Cyprus

Sound progress has been made to get NetMed's Greek business (www. multichoice.gr) to profitability. The operations in Cyprus, with 60 000 subscribers, have already shown profits for some years. Overall, the Mediterranean region ended the financial year on 350 000 subscribers, growing by 40 000 homes.

The Nova bouquet carries 25 Greek channels, together with 250 other European services on the same satellite. Various new channels, including *MTV* and *VH1*, were added to the Greek service last year. *The Wall* (similar to *Big Brother*) attracted good audiences and publicity.

Local football remains in turmoil, but NetMed acquired the exclusive broadcast rights for three of the four top teams in 2003/04. The regulatory environment was stable with a new government in place.

A review of our operations during the year

Thailand

The Thai economy has been buoyant and UBC (www. ubc. co.th) had a productive year. UBC's main challenge is the redistribution of pirated content by over 400 small cable operators, which resulted in a flat subscriber base. The year ended with 436 000 subscribers.

The bouquet is strong, with 21 international channels, nine locally-produced UBC-branded channels, 17 educational channels and six terrestrial free-to-air offerings. New launches included a local entertainment offering, *InsidE*, the *History Channel* and a fashion channel, *Chic*.

UBC launched digital cable services on its cable platform.

UBC's community service programmes focus on projects involving children, such as the government's anti-drug initiative. UBC played a major role in organising and promoting junior sports events in conjunction with Thailand's national sports bodies.

IRDETO ACCESS

Irdeto (www.irdetoaccess.com) provides content security solutions across multiple platforms. These include cable, satellite, digital terrestrial, internet protocol television (IPTV) and mobile platforms. Operating in an intensely competitive market,

Irdeto faces price pressure. This has increased the need for differentiation through added-value services and we are investing in the development of new products. This combination of lower prices and investment in product development temporarily leads to reduced profitability.

Irdeto Access gained more than 23 new clients in the past year. It remains committed to contributing to the growth of the Chinese technology market.

From a security perspective, Irdeto is highly rated. Its second-generation smartcard (known as Version-2), continues to resist attacks from technology pirates, a particularly inventive species.



















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ENTRIQ

Entriq (**www.entriq.com**) provides security, billing and customer care services to broadcast and online media. The global broadband market (excluding South Africa) has seen a large increase in subscriber numbers and the demand for premium broadband content.

Content owners and service providers are increasingly looking to the internet for complementary value-added services.

Entriq launched *Kudu Club*, a broadband subscription service that provides local content 'on demand' to South African expatriates around the world; as well as *SuperSport-On-Demand*, a broadband service streaming live sports events like international cricket tests over the web.

Regrettably, very little of this research and development is occurring in South Africa, where a monopoly telecom has not rolled out broadband services to any meaningful degree. This will affect South Africa's creation of broadband content and services in years to come, and diminish its competitive position on the world stage.

Entriq is in a development phase and will be consuming money. Several new initiatives will be launched in the year ahead.



Tencent listed on the HONG KONG STOCK EXCHANGE



TENCENT HOLDINGS LIMITED

Tencent (www.tencent.com) created the largest instant-messaging community in China. It has three principal lines of business:

- internet value-added services
- mobile and telecommunications value-added services
- online advertising.

The popular QQ instant-messaging service allows users to communicate in real time across the internet as well as using multiple terminal devices, via mobile and fixed-line telecommunications networks.

Tencent enjoyed strong user growth over the past year. It currently has some 97 million unique active accounts. Peak simultaneous online users number some 6 million. The QQ portal (www.qq.com) is one of the most visited internet portals in China. Registered subscriptions for Tencent's fee-based internet value-added services ended the year on 7,3 million, and mobile and telecommunications value-added services on 12,7 million. ('Registered subscriptions' may include multiple accounts by the same person.)

A number of new consumer services have been launched, including the QQ *Game Portal* that features a selection of online games, integrated with QQ instant-messaging. Other fresh services include *Mobile* QQ on China Telecom's and China Netcom's personal handyphone system, ring-back tone services and interactive voice response services on the China Mobile networks. An instant-messaging solution, capable of connecting businesses internally and externally through internet and mobile networks, was introduced.

Recently Tencent completed an initial public offering on the Hong Kong Stock Exchange. Net proceeds from the offering, prior to the excercise of any over-allotment option, were approximately HK$1 418,3 million. The fruits of the offering are intended to finance new strategic initiatives and to expand the existing business both organically and through acquisitions. The Naspers group now has a 37,5% shareholding in Tencent.











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Accelerating
OUR**SERVICE**

M-Web has established the *'innovation zone'*, which creates *new services* and technologies to *enhance* the internet experience.



INTERNET
Africa

M-Web Africa (M-Web) **(www.mweb.co.za)** has maintained its leading position as internet service provider with 242 000 subscribers. M-Web continues to enhance its services and has launched

wireless access (WiFi), QQ instant-messaging and *Polka*, a low-cost internet and e-mail solution during the year.

A disappointment has been the stifling effect the Telkom monopoly has on the local internet market. Internet access and international calls



are overpriced compared to our peer markets, and due to a lack of innovation and urgency, broadband infrastructure is not rolled out energetically.

As part of its strategy to improve subscribers' lives, M-Web has established the 'innovation zone', which creates new services and technologies to enhance the internet experience. A number of new value-added products such as *M-Web Accelerator,* which provides up to three times faster dial-up access, have been launched during the year.

Various initiatives in the corporate market continue. M-Web offered services in the leased-line connectivity market. CommerceZone improved strategic sourcing within our group massively, while



simultaneously growing its external business to market leadership. Some of the credit for cost reductions in our South African business is due to CommerceZone. A total of R4,1 billion of purchases were channelled via CommerceZone this year.

China

SportsCN's (www.sportscn. com) network traffic increased to 979 000 average daily unique visitors, with page views rising similarly. This growth was largely fuelled by the popularity of the live sports statistics channel. The SMS subscriber base increased from just over 40 000 to 71 000 subscribers. The acquisition of *Gooooal.com* made SportsCN the leading online provider of sports statistics in China.



Revenue growth (off a low base) was fuelled by improved advertising revenue and the rapid SMS take-up.

New services are being developed to improve the customer experience.

Thailand

The group has two internet companies in Thailand, KSC Commercial Internet Company Limited (KSC) and M-Web (Thailand).

KSC offers a broad range of connectivity services in both the consumer and corporate markets. Within the consumer segment, we serve up both prepaid and subscription internet access services to dial-up and broadband users. A WiFi business has been established, with hotspots installed in several Starbucks outlets, a number of hotels, universities and airline lounges.



M-Web (Thailand) is the leading online media company in Thailand with the flagship portal Sanook.com. The portal provides community and content services, integrated with mobile entertainment services.

QQ *Thailand* was successfully launched, with registered users now exceeding the one million mark. A pilot *Mobile* QQ service has also been initiated and the launch of QQ *2003* is imminent.





HOT OFF THE PRESSES



Despite fierce competition, *growth* has been *achieved* on a number of fronts including the *biggest selling* stable of daily newspapers in South Africa.

MEDIA24
Newspapers

Our newspapers are operating in a mature and fiercely competitive market, but succeeded in achieving some growth.

Creative initiatives to publish for the emerging South African market ensured a growing market share. Most notable was the *Daily Sun,* a tabloid aimed at entrants to the newspaper market who were not previously regular readers of print publications. The four regional titles of the *Daily Sun* became the biggest selling



stable of daily newspapers in South Africa. It operates in Gauteng, the Free State, the Eastern Cape and KwaZulu-Natal provinces and reached aggregate sales figures of 300 000 per day.

The *Sunday Sun,* a tabloid aimed at weekend readers, shows growth in circulation and reached 182 000 in March 2004.

The third initiative was the launch of *Son,* an Afrikaans weekly tabloid. After achieving encouraging results in the Western Cape, titles for the Eastern Cape and Gauteng were launched. Excellent circulation growth to 200 000 was achieved.

Boland Newspapers, housing a string of community papers stretching across the Western Cape, performed well. One of its members, *Paarl Post,* extended its printing plant and achieved excellent results.

The newspaper printing facilities in City Deep, Johannesburg, are being expanded to cope with additional capacity requirements. *Beeld, Daily Sun, Sunday Sun, Rapport* and *City Press,* as well as products for external clients, are printed there.

Due to a heavy capital programme over the past few years, our major printing plants across the country are now modern and efficient.


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Magazines

The frequency changes of *Sarie* and *Fairlady* from fortnightly to monthly editions, bore fruit as advertising revenues improved. In accordance with the demands of its market, *TVplus* moved in the opposite direction by going from monthly to fortnightly and this established a pattern of sales growth.

Bicycling SA was the first new magazine launch in the financial year. It is published in cooperation with Rodale Press of the USA and was chosen as the best sports magazine in South Africa at the annual Pica Awards. The South African edition of *Seventeen*, the world's largest teen title, debuted later in a joint venture under licence from Hearst Corporation. Most recently *heat*, the fastest-growing weekly celebrity magazine in the UK, was launched locally in cooperation with the British publisher Emap. *Wegbreek*, a new Afrikaans outdoors magazine, also had a promising introduction.

Political changes over the past ten years in South Africa made this market more accessible to overseas publishers. The obvious gaps in the magazine market are now already filled and the threat of over-trading is looming large.

Getting Interactive!

Internet

Property24, a joint venture with Absa Bank, succeeded in creating the biggest property portal in South Africa with some 1 600 estate agents as subscribers, listing roughly 35 000 properties.

News24 is well established as a leading news portal for South Africans and averages 750 000 unique visitors per month.

Media24's niche brands increased their page views in the categories health, motoring, food and women's interests. *Subscribe24* contributes to the recruitment of subscribers for Media24 Magazines. The growth in online advertising has started to improve from a low base.

The *Kudu Club,* a subscription service offering South African content aimed at expatriates, was launched in cooperation with M-Web.





Printing

A new Cerrutti gravure printing press, aimed at mass printing, has been ordered for Paarl Gravure in Milnerton. It should be in operation in time for the 2004 Christmas season. While this market remains fiercely competitive, tight cost control has ensured that Paarl Media trades profitably.

Distribution

NND24, a distributor of magazines and newspapers in South Africa, had a good year after benefiting from several magazine launches and the growth of the *Daily Sun.* NLD24 improved its position as a national pamphlet distributor.



ACHIEVEMENTS

The achievements of *journalists, publishers* and *printers* in our businesses were *acknowledged* by independent adjudicators.



Magazine of the Year

Beeld won the coveted Frewin trophy for typographical excellence for the sixth time; *Sarie* and its editor Michelle van Breda were chosen as the magazine of the year and the editor of the year by *Advantage Magazine;* Deon Basson from *Finansies & Tegniek* and *Finance Week* fame was once again Financial Journalist of the Year and winner of the Sanlam trophy; four newspaper journalists picked up prizes at the annual Mondi Newspaper Awards ceremony and seven magazine journalists cleaned up at the Mondi Magazine Awards; *Vaalweekblad* was selected as the community newspaper of the year; *Fairlady* was voted the best consumer magazine of the year in the Sappi Pica competition; and Sonja Carstens of *Beeld* was judged Legal Journalist of the Year.

Winners of Media24 Magazines Excellence Awards

review
A review of our operations during the year



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VIA AFRIKA

A number of corrective measures were introduced at Via Afrika (formerly Nasboek). This business was combined with Educor under a new banner to explore new opportunities, achieve economies of scale and consolidate market leadership of the underlying business units.

The new Via Afrika consists of a number of independent business units that address different markets, but share business platforms, infrastructure and facilities. It was structured in three operating segments:

Publishers and agents, including general, religious, educational and academic publishers, as well as digital content providers.

This segment had a satisfactory year during which all units posted profits. School-book publisher Nasou Via









Afrika is recovering its position as a leader in this field. NB Publishers was profitable and fielded literary works widely acclaimed and rewarded. Jonathan Ball Publishers, the premium-rated South African agent for leading British and US publishers, had a fine year and is also building a reputation as a local publisher through its *Jonathan Ball* and *Sunbird* imprints. Academic publisher Van Schaik performed well, while Lux Verbi.BM, a Christian publisher, became profitable.

Niche retailers and distributors include traditional academic, religious and internet bookstores, book and music clubs, ticketing, warehousing and distribution services. Following some poor years, most individual units are now either profitable or on a path to profitability, including the e-trader *Kalahari.net.* However, the book clubs Leserskring and Leisure Books are still facing trying times in line with international trends. The niche retail outlets Van Schaik and

Lux Verbi are settled. Computicket is performing well under a competent management team.

After a number of years of investment, the growth of On the Dot, the book and related-product distribution business, is encouraging. This business unit has contributed handsomely to our publishers cutting inventory costs and improving debt collection.

A year of **consolidation**

Private education

Educor is the leading private provider of further education, training and higher education in South Africa. The group offers programmes ranging from adult education and training to higher education and corporate training.

Educor experienced a year of consolidation with static revenue, but a solid 82% growth in operating profit before amortisation.

Contact education includes Damelin and Allenby, Midrand Graduate Institute (MGI), Milpark Business School and Graduate Institute of Management and Technology

(GIMT). Damelin and Allenby continued with a steady improvement in profitability, while GIMT had a more challenging year. MGI, which passed a stringent regulatory accreditation process, is showing satisfactory trading results under good management.

It is expected that our respective contact education units will continue an integration process in 2005.

International Colleges Group (ICG) incorporates all distance education units, including well-known brands such as Intec, Damelin Correspondence Courses and Academy for Mathematics. This business

achieved a fine all-round financial performance in 2004 and is looking at further growth in the year ahead.

Educor operates in a highly-regulated environment, and subscribes to the requirement to enforce standards. The group cooperates with bodies such as the Department of Education and the Council for Higher Education, and also contributes to their regulatory capacity. As far as Educor's own accreditation is concerned, the first round, higher education, has been settled. The second round, development of further education and training regulations, is pending.



















Contributing to the growth
of our nation

Naspers supports the drive to incorporate previously disadvantaged communities into the South African economy. Over the past ten years the group has initiated several broad-based empowerment schemes.

PHUTHUMA

Phuthuma is a Zulu word which means 'hurry up, get going'. It captures a sense of urgency and was an apt name for M-Net's first share scheme, which enabled some 8 000 historically disadvantaged South Africans to acquire shares in M-Net in 1995. The first Phuthuma share scheme came to a successful close in October 1998. For an initial cash outlay of R25 for 100 M-Net shares, participants received 42 M-Net shares, which at the close were worth approximately R175.

The sequel, Phuthuma Futhi ('hurry up again'), was

implemented in 1998. It made a further 10% of M-Net/SuperSport shares available for black economic empowerment. The Phuthuma Futhi share scheme was originally scheduled to close in April 2001 but, due to the decline at that time of stock markets worldwide, was extended.

The recent earnings volatility of M-Net and SuperSport, the technical insolvency of M-Net as a consequence of the introduction of accounting standard AC133 and the consequential possibility that no dividends would be paid in the current financial year, raised concerns and the Phuthuma

Futhi trustees requested Naspers to help participants realise value from the Phuthuma Futhi scheme.

Naspers offered the minority shareholders of M-Net and SuperSport the choice to swap their M-Net/SuperSport linked shares for Naspers shares, which have a high level of liquidity, or alternatively to receive cash.

Subsequently, Johnnic Communications Limited invested some R286,3 million by acquiring 33,7 million of the M-Net/ SuperSport shares that Naspers acquired from the Phuthuma Futhi and other minority shareholders of M-Net/SuperSport.

corporate citizenship

The Phuthuma Futhi scheme came to a successful close. On each initial investment of R40 for every 100 M-Net/SuperSport shares, participants realised gains of between R555 and R579 based on an average realisation price per Naspers N share of R42,75 – a handsome return.

WELKOM

The Welkom empowerment scheme, launched in 1998, was extended for a further three years and is now 'in the money'. Some 17 000 previously disadvantaged individuals participate in this Naspers empowerment project.



Naspers is proud to have black economic empowerment (BEE) partners in the following businesses:

- Nozala, with an interest of 22% in Educor
- Vakazi, a black women's investment vehicle, which owns 30% of the equity of Afribooks, our school-book retailer. A further 30% of the equity is owned by 1 134 previously disadvantaged individuals
- Vakazi and Edu-Access, with an interest of 26% in Paarl Print

- Johncom, with an interest of 38,56% in M-Net and SuperSport
- Thebe Investments, with an interest of 30% in the NEG group, which incorporates all school and academic book publishers.

Notwithstanding the Naspers group's BEE contributions in years gone by, it is clear that we will have to develop further empowerment initiatives in the future. The ICT sector charter, which will apply to our South African broadcast and telecommunication businesses, is hopefully close to finalisation. Once completed, we will determine our approach going forward.

The group is also conscious of its employment equity targets.

We strive to be responsible corporate citizens and contribute to a number of worthy causes, predominantly focusing on education. MultiChoice supports the following community service initiatives, among others:

- the MultiChoice Africa Foundation, which delivers innovative multimedia content via satellite broadcast, free of charge, to educators in centres across the country
- Mindset, which delivers free educational material to schools via satellite, targeting the primary, secondary and adult education community
- the MultiChoice Vuka Awards that mentor and showcase newcomer talent in the film and video industry.



M-Net continues to invest in social responsibility. It sponsored the Cancer Shavathon, and again hosted KTV Market Day (aimed at encouraging entrepreneurship in young people). M-Net also supported the New Directions and Emerging Dynamics in Television (EDiT) initiatives, to assist aspiring filmmakers, as well as the M-Net Book Prize.

A transformation forum was established by Media24 to drive transformation within the goals set by government. The official scorecard is used as a guideline.



More management trainees from previously disadvantaged groups were employed and study bursaries for members of previously disadvantaged groups were increased. Bursaries of R1 million over five years were committed to Stellenbosch University for this purpose. Rhodes University was also supported.



Mentorships have been introduced as a tool to settle previously disadvantaged individuals into new jobs. More small distribution enterprises run by such individuals were used by NND24 and NLD24. As part of our business philosophy, preference to procurement from BEE sources has become our group policy. CommerceZone now also offers tracking of BEE spend to buyers. This value-add assists internal and external customers to comply with various BEE industry charters in South Africa.





INTRODUCTION

Naspers (the company) is a multinational media group with operations in Africa, Europe and South East Asia. Its primary listing is on the JSE Securities Exchange South Africa (JSE). It also has a secondary listing on the Nasdaq National Market in New York (Nasdaq) with its American Depositary Receipt programme. This means that the board of Naspers is subject to the requirements of the JSE, the guidelines contained in the King Report on Corporate Governance for South Africa 2002 (King II), as well as the Sarbanes-Oxley Act of 2002 by virtue of it having to meet the applicable Securities and Exchange Commission (SEC) and Nasdaq requirements.

The directors of Naspers recognise the need to conduct the business of the group with integrity and in accordance with suitable governance practices. Accordingly, Naspers formed a compliance committee. This committee monitors developments in the corporate governance arena, locally and internationally, with a view to making recommendations to the board on corporate governance structures and practices.

During the past financial year, Naspers developed a group code of ethics that encompasses the requirements of the JSE, Nasdaq and SEC. It reflects what the board considers to be best practice. The board further revised its charter, supporting policies and procedures, as well as the process to elect directors. In addition, the board strengthened its diversity and independence by appointing three additional independent directors, of whom two were women and two were black.

For the coming year, Naspers will focus on the ethics management process at individual company level.

The risk management process is subject to constant review. Risk management departments have been established in major group companies, and will become operational in the coming year.

STATEMENT OF COMPLIANCE

The board is, to the best of its knowledge and belief, of the opinion that throughout the accounting period under review, Naspers has, other than the board's self-evaluation process being informal, applied the principles of King II. It has furthermore materially complied with the provisions set out in the Listing Requirements of the JSE, as well as with the applicable SEC and Nasdaq requirements.

THE BOARD

Composition

Naspers has a unitary board structure. The board has a charter evidencing a clear division of responsibilities. The non-executive directors, with a strong independent element, are of sufficient number to ensure that no one individual has unfettered powers of decision-making and authority. In addition, the roles of chair and managing director are separate. As at 31 March 2004, the board comprised ten independent non-executive directors, only two executive directors and one non-executive director, as defined in the listing requirements of the JSE and Nasdaq. Presently five of the members of the board, or 38%, are from previously disadvantaged groups. Also three directors (23%) are female. These figures are both well above average for the JSE.

The chair

The chair provides guidance to the board as a whole and ensures that the board is efficient, focused and operates as a unit. He acts as facilitator at board meetings to ensure a sound flow of opinions and ensures that discussions lead to optimal outcomes in the interests of good governance. He represents the board in external communications, in consultation with the managing director and the financial director.

The managing director

The managing director, who reports to the board, is responsible for the running of the day-to-day business of the group and for the implementation of policies and strategies adopted by the board. Chief executives of the various businesses assist him in this task. Board authority conferred on management is delegated through the managing director, in accordance with approved authority levels.

Appointments to the board

The board has adopted a policy on the procedures for the appointment of directors. The human resources and nomination committee periodically assesses the skills represented on the board by the non-executive directors and determines whether those skills meet the company's needs. Directors are invited to assist with the identification and nomination of potential candidates. The independent members of the human resources and nomination committee propose suitable candidates for consideration by the board.

Induction and development

There is an induction programme for new members of the board. The programme involves industry and company-specific orientation; including visits to major group businesses and meetings with senior management as appropriate, to facilitate an understanding of operations. The company secretary assists the chair with the induction and orientation of directors, including arranging specific training, if required.

Role and function of the board

The board has adopted a charter setting out its responsibilities. Among other obligations, it:

- determines the company's mission, provides strategic direction to the company and is responsible for the adoption of strategic plans and the implementation of values in support thereof

- approves the annual business plan and budget compiled by management

- retains full control over the company and monitors management with regard to the implementation of the approved annual budget and business plan

- appoints the managing director, who reports to the board and ensures that succession is planned

- approves the company's financial statements, interim and provisional reports, as well as the Form 20-F filing required by the SEC, and is responsible for its integrity and presentation

- evaluates the viability of the company and the group on a going-concern basis

- determines the company's communication policy

- determines director selection, orientation and evaluation

- ensures that the company has appropriate risk management, internal control and regulatory compliance procedures in place and that it communicates adequately with shareowners and stakeholders

- establishes board subcommittees with clear terms of reference and responsibilities as and when appropriate

- defines levels of authority in respect of specific matters, with required authority to board subcommittees and management

- monitors non-financial aspects pertaining to the business of the company

- considers and, if appropriate, declares the payment of dividends to shareowners.

The board and its committees are supplied with comprehensive and timely information, which enables them to discharge their responsibilities.

Individual directors may, after consulting with the chair or the managing director, seek independent professional advice, at the expense of the company, on any matter connected with the discharge of their responsibilities as directors.

Naspers has a formal code that deals with the management of potential conflict between a director's interests and those of the group.

Meetings of the board

The board meets regularly, at least once a quarter and when circumstances may require. The board held six meetings during the past financial year. Details of attendance at the meetings are included in the table on page 48.

BOARD COMMITTEES

While the board remains accountable and responsible for the performance and affairs of the company, it delegates to management and board subcommittees certain functions to assist it to properly discharge its duties. Appropriate structures for those delegations are in place, accompanied by monitoring and reporting systems.

Each subcommittee acts within agreed, written terms of reference. The chair of each subcommittee reports at each scheduled meeting of the board and minutes of subcommittee meetings are provided to the board. The majority of the members of each subcommittee are independent, non-executive directors.

The chair of each subcommittee is a non-executive director and is required to attend annual general meetings to answer questions raised by shareowners. The established board subcommittees are as follows:

Executive committee

This committee comprises a majority of non-executive directors, one being the chair of the board also serving as the chair of the executive committee, and two executive directors.

The executive committee acts on behalf of the board with regard to the management of issues when the board is not in session, subject to statutory limits and the board's limitations on delegation. This committee held three meetings during the past financial year.

Audit and risk management committee

The members of this committee are all non-executive directors, one of whom acts as the financial expert and chair of the committee. All members are financially literate, with the majority possessing substantial business and financial expertise. The committee meets at least three times a year with members of executive management, as well as with the internal and external auditors.

Both the internal and external auditors have unrestricted access to the committee. The external auditors may report their findings to the committee in the absence of members of executive management.

The chair of the board, managing director and financial director attend the audit and risk management committee meetings by invitation. The committee held three meetings during the last financial year.

The scope of this committee includes risk management, as well as compliance with the JSE, Nasdaq and SEC requirements. Among others, the main responsibilities of the audit and risk management committee are to:

- review and recommend to the board for approval the company's annual reports, interim and provisional reports, as well as the Form 20-F filing required by the SEC

- receive the external auditors' reports

- review and make recommendations to the board relating to the viability of the companies concerned, and the group itself on a going-concern basis

- evaluate and approve the external auditors' plans, findings and reports

- evaluate the effectiveness of the internal auditing function, including its activities, scope, adequacy and costs, and approve the annual internal audit plan and any material changes thereto

- evaluate procedures and systems (including, without limitation, internal controls, disclosure controls and procedures, and information systems) introduced by management

- review and approve the activities, scope, adequacy and effectiveness of the company's risk management and regulatory associated procedures

- evaluate legal matters that may affect the financial statements

- establish procedures for the treatment of complaints received by the company regarding accounting, internal control or auditing matters

- determine the principles for the use of the external auditors for non-audit services.

Human resources and nominations committee

This committee comprises a majority of non-executive directors, one of which acts as chair, and two executive

directors. In respect of any nomination for a board appointment, the executive members of the committee abstain from voting. This committee met six times during the last financial year.

Among others, the main responsibilities of the human resources and nominations committee are to:

- determine the company's general policy on remuneration, as well as a specific policy in respect of executive remuneration

- review and approve remuneration packages of executive directors, including bonus incentive schemes and increases

- appraise the performance of the managing director

- regularly review the company's code of ethics and the effectiveness of the ethics management programme

- annually review the general level of remuneration for directors of the board, as well as its committees, and recommend proposals in this respect for approval by shareowners in general meeting

- fulfil delegated responsibilities in respect of the Naspers share scheme

- approve appointments of top executives and present proposals to the board in respect of the appointment of editors

- annually review the corporate governance guidelines and charter of the board

- evaluate cases of unethical behaviour by senior managers and executives of the company

- evaluate the performance of the board, subcommittees of the board, directors and the chair

- review employment equity and skills development plans

- make recommendations to the board in respect of the appointment of new directors.

Budget committee

The majority of members of this committee are non-executive directors. This committee met twice during the last financial year.

The key responsibility of the budget committee is the annual review of the business plan and financial budget for the Naspers group, for recommendation to the board.

Discharge of responsibilities

The board has determined that all the subcommittees have discharged their responsibilities for the year under review in compliance with their terms of reference.

THE COMPANY SECRETARY

The company secretary is responsible for providing the board collectively, and each director individually, with guidance on the discharge of their responsibilities in terms of the legislation and regulatory requirements of the relevant jurisdictions.

The directors have unlimited access to the advice and services of the company secretary. The company secretary plays an active role in the company's corporate governance process and ensures that in accordance with the pertinent laws, the proceedings and affairs of the directorate, the company itself and, where appropriate, shareowners are properly administered. He also acts as the compliance officer and delegated information officer, and is responsible for the execution of statutory requirements applicable to those positions.

The directors of the company keep the company secretary advised of all their dealings in securities. The company secretary monitors that the directors receive approval from the chair, or a designated director, for any dealings in securities, and ensures adherence to closed periods for share trading.

RISK MANAGEMENT

As an international multimedia group with various business activities, the group is exposed to a wide range of risks, and some may have serious consequences. However, the diversified nature of the group helps to spread the risk. Identification of risk and its management form part of each business unit's business plan. These are assessed by the budget committee on an annual basis. Major group companies have specific risk management functions. The audit and risk committee also reviews the risk management process.

At present, the following major risks are evident, among a wide range of exposures:

⊙ **Geopolitical or economic instability**

An element of political risk exists in most countries in which the group operates, some higher than others. While this risk is beyond our control, care is taken to assess this risk when entering a new market. In addition, the group operates in more than 50 countries across the globe, thereby spreading its exposure somewhat.

⊙ **Regulatory disruption**

The group's pay-television, internet and other media operations are generally subject to government regulation in many of the countries in which we operate. Delays or failure in obtaining or renewing the necessary regulatory approvals could disrupt the group's ability to offer its services.

To mitigate this risk, the group cooperates and consults on a continuous basis with the various regulators in the countries in which it operates and endeavours to comply with regulatory terms and conditions. Furthermore, the group actively participates in the regulatory process in the various territories. Some businesses have local partners who are familiar with local market conditions.

⊙ Satellite failure

Most of the group's pay-television services are delivered to subscribers via satellite transmission. Satellites are subject to damage or destruction, which may disrupt transmission of our services. To reduce this risk, different solutions have been applied depending on the satellite. These range from pre-emptive and non-pre-emptive back-up capacity to built-in redundancy. In each case a business decision is made weighing up the risk against the cost of protecting against that risk. Some satellite risks consequently remain unprotected or only partially protected.

⊙ Competition and technical innovations

The group operates in fiercely competitive markets that are subject to rapid technological change that may wrong-foot some or all competitors. To mitigate this, the group works hard at product innovation and analysing emerging trends, and invests significant resources in developing new products and services.

⊙ Currency fluctuations

The group's reporting currency is the South African rand, which has a history of volatility against the US dollar and the euro. The group has substantial input costs denominated in foreign currency. To mitigate this, the group has a policy to hedge many outstanding foreign currency-denominated contracts by its South African entities. Currency fluctuations

will also result in unrealised translation gains or losses arising when reporting the group's financial results, which will distort financial results.

INTERNAL CONTROL SYSTEMS

Internal control systems were introduced to provide management and the board with comfort regarding the financial position of the company, safeguarding of assets (including information) and compliance with regulatory requirements. The internal auditors monitor the functioning of the internal control systems and make recommendations to management and to the audit and risk management committee of the board.

The external auditors consider the internal control systems as part of their audit and communicate deficiencies when identified.

All internal control systems do, however, have inherent shortcomings, including the possibility of human error and the evasion or flouting of control measures. Even the best internal control system may provide only partial assurance.

The group's internal controls and systems are designed to provide reasonable, and not absolute, assurance as to the integrity and reliability of the financial statements; to safeguard, verify and maintain accountability of its assets and to detect fraud, potential liability, loss and material misstatement, while complying with applicable laws and regulations.

The group evaluated its internal control systems as at 31 March 2004 with specific regard to financial reporting and safeguarding of assets against unauthorised purchases, use or sales. During the period under review, the internal control system found no material shortcomings which led to a material loss that should be reflected in the financial statements or the external auditors' report.

INTERNAL AUDIT

The internal audit function is an independent appraisal mechanism which evaluates the group's procedures and systems (including internal controls, disclosure procedures and information systems), thus ensuring that these are functioning effectively. During the past year the focus was on evaluating and, where necessary, strengthening the internal audit function for all the major subsidiaries.

RELATIONS WITH SHAREOWNERS

The company maintains dialogue with its key financial audiences, especially institutional shareowners and analysts. The investor relations unit manages the dialogue with these audiences and presentations take place at the time of publishing interim and final results.

The company's website provides the latest and historical financial and other information, including the financial reports.

The board encourages shareowners to attend its annual general meeting, notice of which is contained in this annual report, where shareowners will have the opportunity to put questions to the board, including the chairs of the various board subcommittees.

BUSINESS ETHICS

In support of the requirements of King II, the company has embarked on a process of formalising its ethical management process within the group. The first phase, to establish an overall group code of ethics compliant with JSE, Nasdaq and SEC requirements, is close to finalisation. This code will apply to all directors, officers and employees. The next phase will be for group companies to adopt this process in their own companies to ensure implementation of the group ethics management code. The human resources and nomination committee plays a key role in the ethics management process.

Naspers is committed to a policy of fair dealing in the conduct of its business. This commitment, which is endorsed by the board, is based on a belief that business should be conducted honestly, fairly and legally. The group expects all employees to share its commitment to ethical and legal standards.

REMUNERATION PHILOSOPHY

The remuneration policy and the execution thereof is the responsibility of the human resources and nomination committee of the board.

Non-executive directors qualify for an annual fee. This recognises the ongoing responsibility of directors, as well as the increased responsibility expected from them. This fee is augmented for services on any of the subcommittees of the board. A 100% premium is payable to the chair of the board, as well as a chair of the subcommittees. Their fees are reviewed annually, based on an independent survey of the top JSE-listed companies, as well as a sample of companies that have dual listings.

In striving to create shareholder value, the group aims to attract and retain competent and committed executive leaders. By the same token, performance should be recognised and encouraged.

The remuneration policy for executive directors and other executives has been drafted to meet this objective. Accordingly, the focus of the policy is not primarily on

governance

continued

the guaranteed annual remuneration package, but on individual non-guaranteed incentive plans, which recognise contributions to the creation of shareholder value. Each executive is also incentivised to meet strategic and operational performance criteria.

As a long-term incentive, executive directors and other executives participate in share incentive schemes, both in Naspers N shares as well as, in appropriate instances, shares of their respective subsidiaries. These shares normally vest over a five-year period.

The fees for non-executive directors for the past year are disclosed on page 101 and the remuneration packages of executive directors on page 100.

SUBSIDIARIES

Independent boards of directors, all of which have established their own governance practices and subcommittees that comply in the main with the JSE, SEC and Nasdaq requirements, govern several of Naspers's major subsidiaries.

ENVIRONMENT

The group is sensitive to the effect of its operations on the environment, both directly and indirectly. The following objectives are being pursued in this respect:

- to ensure compliance to applicable regulatory requirements, both locally and abroad
- to minimise waste through the recycling of especially paper and ink
- to optimise the use of energy, water and materials
- to promote through media coverage awareness of environmental issues.

HEALTH AND SAFETY

Naspers aims to provide its employees with a clean, safe working environment. To achieve this, in terms of the Occupatonal Health and Safety Act, responsible individuals receiving continuous training to improve their skills have been appointed to all business units.

The group has also embarked on a comprehensive intervention programme to manage HIV/Aids in the workplace. The programme involves a series of training and information sessions to all employees, voluntary, free testing and counselling. In addition, an employee assistance programme is offered, covering a wide range of needs.








TON VOSLOO
Chairman

BOETIE VAN ZYL

FRED PHASWANA

PROFESSOR
JAKES GERWELL

ADVOCATE
FRANCINE-ANN
DU PLESSIS

STEVE PACAK



| BEN VAN DER ROSS | PROFESSOR ELIZE BOTHA | NEIL VAN HEERDEN | LOURENS JONKER | PROFESSOR HEIN WILLEMSE | KOOS BEKKER *Managing director* | DOCTOR RACHEL JAFTA |

directorate

BRIEF CVS OF DIRECTORS

Ton Vosloo became managing director of Naspers Limited in 1984, serving as executive chairman from 1992 to 1997. Mr Vosloo was a journalist from 1956 to 1983 and editor of *Beeld* from 1977 to 1983. He is chairman of the World Wide Fund for Nature in South Africa and the Cape Philharmonic Orchestra and a trustee for the Stigting vir Bemagtiging deur Afrikaans. Mr Vosloo is chairman of Media24, Via Afrika, MIH BV and MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1997. He is a former chairman of Sanlam.

Koos Bekker led the founding team of M-Net in 1985, serving as chief executive of the MIH group until 1997. He was also a founding director of MTN and M-Web. He is currently a director of Media24, Via Afrika, MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the wider group. Koos has been chief executive of Naspers since 1997.

Steve Pacak is the chief financial officer of the Naspers group. He was chief executive of M-Cell Limited from 1995 to 1998. He is a director of MIH BV, MIH Holdings, M-Web, SuperSport International, M-Net and other companies within the wider Naspers group. Steve was appointed chief financial officer of Naspers in 1998.

Jeff Malherbe served the Naspers group as a director of various companies from 1972 to 2003, including a period as vice-chairman of Naspers. He retired in August 2003.

Boetie van Zyl joined the Naspers group as director in 1988. Mr van Zyl is a member of the board of directors of MIH Holdings, MIH BV, Sanlam and Murray & Roberts and a trustee of the World Wide Fund for Nature in South Africa. He is a director of Media24 and Via Afrika, chairman of the audit and risk management committee and a member of the executive, budget and human resources and nomination committees of these subsidiaries as well as those of Naspers.

Professor Elize Botha joined the Naspers group in 1988. She is chancellor of the University of Stellenbosch, a member of the Literature Commission of the Suid-Afrikaanse Akademie vir Wetenskap en Kuns and a director of Via Afrika and NB Publishers.

Leepile Taunyane retired in August 2003. He joined Naspers in 1994, serving for many years on various boards in the group.

Lourens Jonker joined the Naspers group in 1996. Mr Jonker, owner of Weltevrede wine estate near Bonnievale, is a director of Absa. He is a former chairman of the KWV group.

Neil van Heerden joined the Naspers group in 1996. Mr van Heerden is a trustee of the University of the Western Cape, executive director of the South Africa Foundation, councillor of Business Unity South Africa and a member of the boards of BMW (SA) and various other companies. He is a member of the audit and risk management and budget committees of Naspers.

continued

Ben van der Ross joined the Naspers group in 1999. Mr van der Ross is the chairman of Bonatla Property Holdings and a member of the boards of Momentum, FirstRand and Pick 'n Pay Stores Limited. He is the former chief executive of Business South Africa. He is currently chairman of Naspers's Welkom share scheme and is a member of the Naspers budget committee.

Professor Jakes Gerwel joined the Naspers group in 1999. He is a previous director-general in the office of former president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. Professor Gerwel, who is chancellor of Rhodes University, is chairman of Brimstone Investment Corporation and Educor. He is also a director of Media24 and Via Afrika, and a member of the boards of the executive and the human resources and nomination committees of these subsidiaries as well as those of Naspers.

Professor Hein Willemse joined the Naspers group as director in August 2002. He is a member of the boards or a trustee of various organisations and community bodies, including the Shoma Education Trust and the Welkom share scheme. He is head of the Department of Afrikaans at the University of Pretoria.

Fred Phaswana joined the Naspers group in 2003. He is chairman of BP Southern Africa (Pty) Limited, regional president (Africa) of BP plc and a director of Anglo American. He is chairman of the South African National Energy Association, chairman of the Cape Town Graduate School of Business Board of Advisors and chairman of the South African Institute of International Affairs. Mr Phaswana is also vice-chairman of the World Wide Fund for Nature in South Africa, vice-chairman of the South Africa Foundation and honorary president of the Cape Town Press Club.

Advocate Francine-Ann du Plessis joined the Naspers group in 2003. She is a director of Loubser du Plessis Inc, a firm of chartered accountants in Stellenbosch, the Industrial Development Corporation (IDC) of South Africa, the KWV group, Sanlam and Findevco. Adv Du Plessis is also a member of the Naspers audit and risk management committee.

Doctor Rachel Jafta, who joined the Naspers group in 2003, is a senior lecturer in economics at the University of Stellenbosch. She is a member of the South African Economic Society and the New York Academy of Science. Dr Jafta is also a trustee of the Don Caldwell Trust and the Helen Suzman Foundation and a member of the South African Institute of Race Relations.

DIRECTORS

Members	Date first appointed in current position	Date last appointed	Six board meetings were held during the year. Attendance	Category
T Vosloo	6 October 1997	29 August 2003	6	Independent, non-executive
J F Malherbe [1]	1 June 1972	24 August 2001	3 of 3	
J P Bekker	6 October 1997	30 August 2002	6	Executive
E Botha	7 October 1988	30 August 2002	6	Independent, non-executive
F du Plessis[2]	23 October 2003	23 October 2003	3 of 3	Independent, non-executive
G J Gerwel	12 July 1999	30 August 2002	6	Independent, non-executive
R C C Jafta[2]	23 October 2003	23 October 2003	3 of 3	Independent, non-executive
L N Jonker	7 June 1996	24 August 2001	5	Independent, non-executive
S J Z Pacak	24 April 1998	24 April 1998	6	Executive
F T M Phaswana[2]	23 October 2003	23 October 2003	1 of 3	Independent, non-executive
L M Taunyane [1]	14 October 1994	24 August 2001	2 of 3	
B J van der Ross	12 February 1999	30 August 2002	6	Independent, non-executive
N P van Heerden	7 June 1996	24 August 2001	6	Independent, non-executive
J J M van Zyl	1 January 1988	30 August 2002	5	Independent, non-executive
H S S Willemse	30 August 2002	30 August 2002	5	Non-executive

Notes:

1. *Retired from the board on 29 August 2003*

2. *Appointed to the board on 23 October 2003*

continued

COMMITTEES

Members	Executive committee	Budget committee		Audit and risk management committee		Human resources and nomination committee		Category
			Two meetings were held during the year. Attendance		Three meetings were held during the year. Attendance		Six meetings were held during the year. Attendance	
T Vosloo	√	√	2		3²	√	6	Independent (Chair)
J F Malherbe¹							3	
J P Bekker	√	√	2		2²	√	6	Executive
F du Plessis³				√	2			Independent
G J Gerwel	√		1²			√	5	Independent
L N Jonker³					2			Independent
S J Z Pacak	√	√	2		3²		6	Executive
B J van der Ross		√	2					Independent
N P van Heerden		√	1	√	3			Independent
J J M van Zyl	√	√	2	√	3	√	6	Independent

Notes:

1. *Retired from the board on 29 August 2003 and was also a member. He was replaced by Prof G J Gerwel*

2. *Attended meetings by invitation*

3. *F du Plessis replaced L N Jonker during the rotation process*

SECRETARY

G M Coetzee

40 Heerengracht

Cape Town

8001

Tel: +27 (0) 21 406-2121

Fax: +27 (0) 21 406-3753

REGISTERED OFFICE

40 Heerengracht

Cape Town

8001

REGISTRATION NUMBER

1925/001431/06

AUDITORS

PricewaterhouseCoopers Inc.

TRANSFER SECRETARIES

Ultra Registrars (Pty) Limited

(Registration number: 2000/007239/07)

PO Box 4844, Johannesburg, 2000

ADR PROGRAMME

The Bank of New York maintains a Global BuyDIRECT™

plan for Naspers Limited.

For additional information, please visit

The Bank of New York's website at

www.globalbuydirect.com

or call Shareholder Relations at 1-888-BNY-ADRS

or 1-800-345-1612 or write to:

The Bank of New York

Shareholder Relations Department –

GlobalBuyDIRECT™

Church Street Station

PO Box 11258, New York, NY 10286-1258, USA

SPONSOR

Investec Bank Limited

(Registration number: 1969/004763/06)

PO Box 785700, Sandton, 2146

ATTORNEYS

Jan S de Villiers

PO Box 1474, Cape Town, 8000

www.naspers.com

Analysis of shareholders

Size of holdings	Number of shareowners	Number of shares owned
1 – 100 shares	41 608	1 053 160
101 – 1 000 shares	10 330	3 839 601
1 001 – 5 000 shares	2 592	5 512 357
5 001 – 10 000 shares	483	3 500 960
More than 10 000	1 191	282 910 561
Type of shareholder		
Individuals	52 944	14 196 463
Insurance companies	22	47 941 531
Investment and trust companies	1 993	57 618 372
Pension/provident funds	521	48 928 862
Financial institutions	36	51 907 300
Other institutions	683	47 593 696
Share incentive trusts	5	28 630 415

The following shareholders hold more than 5% of the issued share capital of the company:

Name	Shares owned
Old Mutual	30 438 585
Finsource/Coronation Asset Managers	24 757 481
Public Investment Commissioner	23 850 613
Sanlam Asset Managers	16 900 411

Public shareholder spread

The spread of public shareholders in terms of paragraphs 4.26, 4.27 and 4.28 of the JSE Securities Exchange South Africa Listing Requirements at 31 March 2004 was 87,12%, represented by 56 188 shareholders holding 258 572 696 N ordinary shares in the company.

The non-public shareholders of the company comprising 16 shareholders representing 38 243 943 N ordinary shares are analysed as follows:

Category	Number of shares	% of issued share capital
Directors	4 963 293	1,67
Share trusts	28 630 415	9,65
Associates	4 650 235	1,57

Shareholders' diary

Annual general meeting	September
Reports	
Interim for half year to September	December
Announcement of annual results	June
Annual financial statements	August
Dividend	
Declaration	September
Payment	September
Financial year end	March

Consolidated annual financial statements

for the year ended 31 March 2004

INDEX

Statement of responsibility by the board of directors

for the year ended 31 March 2004

The annual financial statements of the group and the company are the responsibility of the directors of Naspers Limited. In discharging this responsibility, they rely on the management of the group to prepare the annual financial statements presented on pages 55 to 178 in accordance with South African Statements of Generally Accepted Accounting Practice and to prepare a reconciliation of consolidated net profit and consolidated shareholders' equity to their equivalents under accounting principles generally accepted in the United States of America. As such the annual financial statements include amounts based on judgements and estimates made by management. The information given is comprehensive and presented in a responsible manner.

The directors accept responsibility for the preparation, integrity and fair presentation of the annual financial statements and are satisfied that the systems and internal financial controls implemented by management are effective. The directors believe that the group has adequate resources to continue operations as a going concern in the foreseeable future, based on forecasts and available cash resources. The financial statements support the viability of the company and the group.

The independent registered public accounting firm PricewaterhouseCoopers Inc, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board, has audited the annual financial statements. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc's audit report is presented on page 54.

The annual financial statements were approved by the board of directors on 25 June 2004 and are signed on its behalf by:



T Vosloo
Chairman

J P Bekker
Managing director

Certificate by company secretary

I, George Meiring Coetzee, being the company secretary of Naspers Limited, certify that the company has, for the year under review, lodged all returns required of a public company with the Registrar of Companies, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.



G M Coetzee
Company secretary

25 June 2004

Report of the independent auditors

to the shareholders of Naspers Limited

We have audited the balance sheets of Naspers Limited as at 31 March 2004 and 2003, and the related income statements, cash flow statements and statements of changes in shareholders' equity for each of the three years in the period ended 31 March 2004, set out on pages 172 to 178. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining on a test basis, evidence supporting the amounts and disclosures included in the financial statements
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at 31 March 2004 and 2003 and the results of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended 31 March 2004 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.

The annual financial statements of the company should be read in conjunction with the consolidated annual financial statements of Naspers Limited, as set out on pages 55 to 170.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Cape Town, South Africa
25 June 2004

Company balance sheets

at 31 March 2004 and 2003

	Notes	2004 R'000	2003 R'000
ASSETS			
Non-current assets			
Land and buildings	2	**347**	347
Investments in subsidiaries	3	**7 163 752**	7 519 325
Investments in joint ventures	4	**541 042**	37 772
Total non-current assets		**7 705 141**	7 557 444
Current assets			
Available-for-sale investments	5	**286 333**	—
Other receivables		**2 777**	175
Cash and cash deposits		**69 268**	30 850
Total current assets		**358 378**	31 025
Total assets		**8 063 519**	7 588 469
EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital and premium	6	**5 189 026**	5 172 233
Fair value reserve		**(27 895)**	—
Retained earnings		**1 963 202**	2 228 717
Total shareholders' equity		**7 124 333**	7 400 950
Non-current liabilities			
Post-retirement medical liability	7	**2 667**	3 797
Long-term liabilities			
Interest-bearing loans	8	**68 750**	—
Welkom debenture scheme	9	**—**	160 000
Total non-current liabilities		**71 417**	163 797
Current liabilities			
Current portion of long-term liabilities	8	**42 566**	—
Amounts owing in respect of investments acquired	10	**815 586**	—
Accrued expenses and other current liabilities		**9 617**	23 722
Total current liabilities		**867 769**	23 722
Total equity and liabilities		**8 063 519**	7 588 469

The accompanying notes are an integral part of these company annual financial statements.

Company income statements

for the years ended 31 March 2004, 2003 and 2002

	Notes	2004 R'000	2003 R'000	2002 R'000
Revenue		**—**	—	—
Selling, general and administration expenses		**(10 429)**	(7 254)	(28)
Operating loss		**(10 429)**	(7 254)	(28)
Finance costs	11	**(170 274)**	(20 702)	(8 572)
Income from investments	12	**26**	25 945	44 565
Exceptional items	13	**8 659**	(782 212)	(46 243)
Loss before taxation		**(172 018)**	(784 223)	(10 278)
Secondary tax on companies		**(7 892)**	(2 202)	(2 006)
Loss attributable to shareholders		**(179 910)**	(786 425)	(12 284)

The accompanying notes are an integral part of these company annual financial statements

Company cash flow statements

for the years ended 31 March 2004, 2003 and 2002

	2004 R'000	2003 R'000	2002 R'0´00
Cash flows from operating activities			
Cash utilised in activities	(18 258)	(2 288)	(11 707)
Dividends received	26	25 945	44 565
Cash (utilised in)/generated from operating activities	(18 232)	23 657	32 858
Finance cost paid	(168 958)	(20 702)	(8 572)
Taxation paid	(7 892)	(2 202)	(2 006)
Dividends paid	(85 605)	(37 058)	(35 515)
Net cash used in operating activities	(280 687)	(36 305)	(13 235)
Cash flows from investment activities			
Investments acquired	(678)	—	(93 304)
Proceeds from investment activities	—	13 765	—
Net cash (used in)/from investing activities	(678)	13 765	(93 304)
Cash flows from financing activities			
Long-term loans raised	110 000	—	—
Loans repaid by subsidiaries	344 331	52 910	22 392
Issue of shares – capital and premium	16 793	—	84 513
Redemption of Welkom debentures	(151 341)	—	—
Net cash from financing activities	319 783	52 910	106 905
Net increase in cash and cash equivalents	38 418	30 370	366
Cash and cash equivalents at beginning of the year	30 850	480	114
Cash and cash equivalents at end of the year	69 268	30 850	480

The accompanying notes are an integral part of these company annual financial statements.

Company statements of changes in shareholders' equity

for the years ended 31 March 2004, 2003 and 2002

	Share capital and premium		Retained earnings R'000	Fair value reserve R'000	Total reserve R'000
	Class A R'000	Class N R'000			
Balance 1 April 2001	14 243	1 612 694	3 099 998	—	4 726 935
Share capital issued	—	227 583	—	—	227 583
Treasury shares movement	—	2 584	—	—	2 584
Net loss attributable to shareholders	—	—	(12 284)	—	(12 284)
Dividends	—	—	(35 514)	—	(35 514)
Balance 31 March 2002	14 243	1 842 861	3 052 200	—	4 909 304
Share capital issued	—	3 394 606	—	—	3 394 606
Treasury shares movement	—	(79 477)	—	—	(79 477)
Net loss attributable to shareholders	—	—	(786 425)	—	(786 425)
Dividends	—	—	(37 058)	—	(37 058)
Balance 31 March 2003	14 243	5 157 990	2 228 717	—	7 400 950
Treasury shares movement	—	16 793	—	—	16 793
Net fair value loss	—	—	—	(27 895)	(27 895)
Net loss attributable to shareholders	—	—	(179 910)	—	(179 910)
Dividends	—	—	(85 605)	—	(85 605)
Balance 31 March 2004	14 243	5 174 783	1 963 202	(27 895)	7 124 333

The accompanying notes are an integral part of these company annual financial statements

1. **PRINCIPAL ACCOUNTING POLICIES**

    The accounting policies for the holding company are the same as those of the group, where applicable (refer note 2 of the consolidated financial statements).

2. **LAND AND BUILDINGS**

    There was no movement in land and buildings in the current year. Registers containing additional information on land and buildings are available for inspection at the registered offices of the company. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

3. **INVESTMENTS IN SUBSIDIARIES**

    The following information relates to Naspers Limited's interest in its direct subsidiaries:

Name of subsidiary	Measurement currency	Effective percentage interest*		Direct investment in shares and indebtedness		Nature of business	Country of incorporation
		2004 %	2003 %	**2004 R'000**	2003 R'000		
Media24 Limited	ZAR	**100,0**	100,0	**18 974**	32 088	Print media	South Africa
Via Afrika Limited (previously Nasboek Limited)	ZAR	**100,0**	100,0	**554 350**	42 555	Book publishing and retail	South Africa
Educor Holdings Limited	ZAR	**—**	93,5	**—**	353 224	Private education	South Africa
MIH Investments (Proprietary) Limited	ZAR	**100,0**	100,0	**4 048 482**	4 048 482	Investment holding	South Africa
MIH Holdings Limited	ZAR	**—**	—	**2 461 640**	2 961 640	Investment holding	South Africa
Multimedia (Proprietary) Limited	ZAR	**100,0**	100,0	**80 306**	81 336	Investment holding	South Africa
				7 163 752	7 519 325		

The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

4. INVESTMENTS IN JOINT VENTURES

The following information relates to Naspers Limited's financial interest in its significant joint ventures:

Name of joint venture	Functional currency	Effective percentage interest*		Direct investment in shares and indebtedness		Nature of business	Country of incorporation
		2004 %	2003 %	2004 R'000	2003 R'000		
Electronic Media Network Limited/ SuperSport International Holdings Limited	ZAR	23,3	3,8	525 212	21 942	Pay-TV content provider	South Africa
MNH Holdings (1998) (Proprietary) Limited	ZAR	50,0	50,0	15 830	15 830	Investment holding	South Africa
				541 042	37 772		

The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

	31 March	
	2004 R'000	2003 R'000
5. AVAILABLE-FOR-SALE INVESTMENTS		
Current		
Electronic Media Network Limited	149 609	—
SuperSport International Holdings Limited	136 724	—
	286 333	—
Directors' valuation	286 333	—
6. SHARE CAPITAL AND SHARE PREMIUM		
Authorised		
1 250 000 Class A ordinary shares of R20 each	25 000	25 000
500 000 000 Class N ordinary shares of 2 cents each	10 000	10 000
	35 000	35 000
Issued		
712 131 Class A ordinary shares of R20 each	14 243	14 243
296 816 639 Class N ordinary shares of 2 cents each (2003: 296 816 639)	5 936	5 936
	20 179	20 179
Share premium	5 412 628	5 412 628
	5 432 807	5 432 807
Less: 10 914 651 Class N ordinary shares held as treasury shares (2003: 11 660 601 Class N ordinary shares)	(243 781)	(260 574)
	5 189 026	5 172 233

	31 March	
	2004 **Number of** **N shares**	2003 Number of N shares
6. SHARE CAPITAL AND SHARE PREMIUM *(continued)*		
Movement in Class N ordinary shares held as treasury shares during the year		
Shares held as treasury shares at 1 April	**11 660 601**	8 205 773
Shares issued to the Naspers equity compensation plan	**—**	3 460 309
Shares bought by the Naspers equity compensation plan from participants	**882**	23 305
Shares acquired by participants from the Naspers equity compensation plan	**(746 832)**	(28 786)
Shares held as treasury shares at 31 March	**10 914 651**	11 660 601

7.   POST-RETIREMENT MEDICAL LIABILITY

The company operates a post-retirement medical benefit scheme. The obligation of the company to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners, however, remain entitled to this benefit. The company provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors are confident that adequate provision has been made for future liabilities.

	31 March	
	2004 **R'000**	2003 R'000
8. INTEREST-BEARING LOANS		
Interest-bearing loans		
Total liabilities	**111 316**	—
Less: Current portion	**(42 566)**	—
	68 750	—

Details of unsecured loans:

Institution	Currency	Year of final repayment	Year-end interest rate	**2004** **R'000**	2003 R'000
FirstRand Bank Limited	ZAR	2006	10,2%	**111 316**	—

9. **WELKOM DEBENTURE SCHEME**

In terms of the Welkom Trust Share Scheme, prospective shareholders subscribed to 4 003 740 convertible debentures at R42 each for a gross total of R168,2 million. Scheme administration costs were set off against the gross amount received. The debentures bore interest at 9,25% per annum and the issue price plus capitalised interest were redeemed on 9 September 2003.

10. **AMOUNTS OWING IN RESPECT OF INVESTMENTS ACQUIRED**

On 24 March 2004, the last conditions precedent relating to schemes of arrangement under section 311 of the South African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19,62% financial interest in Electronic Media Network Limited and SuperSport International Holdings Limited respectively. An amount of R815,6 million is due to minority shareholders on 31 March 2004.

			31 March	
		2004 R'000	2003 R'000	2002 R'000
11.	**FINANCE COSTS**			
	Interest paid			
	Welkom debenture scheme	175 244	16 110	16 231
	Loans and overdrafts	12 184	4 818	—
		187 428	20 928	16 231
	Interest received			
	Loans and bank accounts	3 805	66	31
	Subsidiaries	13 349	160	7 628
		17 154	226	7 659
	Net finance cost	170 274	20 702	8 572
12.	**INCOME FROM INVESTMENTS**			
	Subsidiaries			
	Dividends – unlisted shares	—	—	23 077
	Joint venture companies			
	Dividends – listed shares	—	25 926	21 470
	Other investments			
	Dividends – unlisted shares	26	19	18
	Total	26	25 945	44 565

	31 March		
	2004 **R'000**	2003 R'000	2002 R'000
13. EXCEPTIONAL ITEMS			
Profit on redemption of debentures	**8 659**	—	—
Write back of warranty provision	**—**	6 500	—
Losses on disposal of investments	**—**	(790 573)	—
Gains on disposal of investments	**—**	1 861	—
Warranties in respect of business disposal	**—**	—	4 188
Asset impairments	**—**	—	(40 000)
Warranty claim	**—**	—	(10 431)
Total	**8 659**	(782 212)	(46 243)

14. COMMITMENTS AND CONTINGENCIES

Legal claims

Fidelity Management SA

On 26 July 2002, NetMed NV ('NetMed'), Myriad International Holdings BV ('MIH BV') and Fidelity Management SA ('Fidelity') entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, the group's pay-television subsidiary in Greece, for a cash purchase price of US$5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly the group believes that the agreements have ceased to have any force or effect.

As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity has also initiated legal proceedings in the South African courts against Naspers Limited, MIH Holdings Limited and an employee of MIH BV claiming approximately US$62 million (alternatively, approximately US$114 million) on the grounds that the parties had unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.

NOTICE OF NINETIETH ANNUAL GENERAL MEETING

Notice is hereby given that the ninetieth annual general meeting of Naspers Limited (the 'company' or 'Naspers') will be held on the 18th floor of the Naspers Centre, 40 Heerengracht in Cape Town, South Africa, on Friday 3 September 2004 at 11:15.

The following ordinary resolutions will be considered and, if approved, will be adopted with or without amendment:

ORDINARY RESOLUTIONS

1. The financial statements of the company and the group for the 12 months ended 31 March 2004 and the reports of the directors and the auditors to be considered and accepted.

2. The confirmation of dividends in relation to the N ordinary and A ordinary shares of the company.

3. The approval of the remuneration of the non-executive directors.

4. The re-appointment of the firm PricewaterhouseCoopers Inc. as auditors for the period until the conclusion of the next annual general meeting of the company.

5. To elect Messrs N P van Heerden, L N Jonker and Prof G J Gerwel who retire by rotation and, being eligible, offer themselves for re-election. Their abridged *curricula vitae* appear on page 46. The re-election of each director will be carried out in separate ordinary resolutions.

6. To confirm the appointments of Adv F du Plessis, Dr R C C Jafta and Mr F T M Phaswana as directors. Their abridged *curricula vitae* appear on page 47. The confirmation of the appointment of each director will be carried out in separate ordinary resolutions.

7. To extend, until the conclusion of the next annual general meeting of the company, the unconditional general authority granted to the directors to place under their control and to allot and issue at their discretion, subject to the provisions of section 221 of the Companies Act, No 61 of 1973, as amended (the 'Act'), and the requirements of the JSE Securities Exchange South Africa (the 'JSE') and any other exchange on which the shares of the company may be quoted or listed from time to time, the unissued shares of the company on such terms and conditions and to such persons, whether they be shareholders or not, as the directors may in their sole discretion deem fit.

8. Subject to a minimum of 75% of the votes of shareholders of the company present personally or by proxy at the annual general meeting and entitled to vote, voting in favour thereof, the directors be authorised and are hereby authorised to issue unissued shares of a class of shares already in issue in the capital of the company for cash as and when the opportunity arises, subject to the requirements of the JSE, including the following:

⊙ this authority shall not endure beyond the earlier of the next annual general meeting of the company or beyond 15 months from the date of the meeting;

⊙ there will be no restrictions in regard to the persons to whom the shares may be issued, provided that such shares are to be issued to public shareholders (as defined by the JSE in its Listing Requirements) and not to related parties;

⊙ that a paid press announcement giving full details, including the impact on the net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

⊙ the aggregate issue of any particular class of shares in any financial year will not exceed 15% of the issued number of that class of shares (including securities which are compulsorily convertible into shares of that class);

⊙ that in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount at which the shares may be issued is 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to the date that the price of the issue is determined; and

⊙ that the shares will only be issued to "public shareowners" as defined in the Listing Requirements of the JSE, and not to related parties.

9. Pursuant also to the reorganisations that have taken place in the past within the Naspers group, there are several employee share incentive schemes in force in relation to subsidiaries of Naspers, in terms of which the trustees of these employee share incentive schemes may offer or in some instances instead of cash may deliver Naspers N ordinary shares to participants in those share schemes. The directors of Naspers have the authority to allot and issue up to 11% of the total issued Naspers N ordinary shares to participants of the Naspers Share Incentive Trust. Details of the group share schemes currently in existence can be found on pages 133 to 146 of the annual report. (These share schemes and Naspers group share schemes that are established in future are hereafter collectively referred to as 'Naspers group share schemes'.)

The directors of Naspers propose that this authority be extended to also apply to the Naspers group share schemes referred to above. Accordingly, the following resolution is proposed:

Resolved that the directors be and are hereby authorised to allot, issue and make application to the JSE for the listing of Naspers N ordinary shares to the Naspers group share schemes and/or the participants thereunder as and when the trustees of the Naspers group share schemes in question wish to offer or deliver Naspers N ordinary shares to the participants thereunder, provided that:

◉ every allotment and issue of Naspers N ordinary shares shall be at the then market value of the shares, being the closing price at which transactions in the shares concerned took place on the JSE on such trading day as determined by the trustees of the Naspers group share scheme in question;

◉ the total number of Naspers N ordinary shares allotted and issued pursuant to this authority shall not, having regard to the number of Naspers N ordinary shares allocated to but not yet released to participants under the Naspers Share Incentive Trust or the Naspers group share schemes, in the aggregate at any given time exceed 11% of the total issued N ordinary Naspers share capital then in issue.

The following special resolutions will be considered and, if approved, will be adopted with or without amendment:

SPECIAL RESOLUTION NUMBER 1

That the company or any of its subsidiaries be and are hereby authorised, by way of a general approval, to acquire ordinary shares issued by the company, in terms of sections 85(2) and 85(3) of the Companies Act, No 61 of 1973, as amended, and in terms of the rules and requirements of the JSE being that:

◉ any such acquisition of ordinary shares shall be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement;

◉ this general authority shall be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;

◉ an announcement will be published as soon as the company or any of its subsidiaries has acquired ordinary shares constituting, on a cumulative basis, 3% of the number of ordinary shares in issue prior to the acquisition pursuant to which the aforesaid 3% threshold is reached, and for each 3% in aggregate acquired thereafter, containing full details of such acquisitions;

◉ acquisitions of shares in aggregate in any one financial year may not exceed 20% of the company's ordinary issued share capital as at the date of passing of this special resolution number 1;

◉ in determining the price at which ordinary shares issued by the company are acquired by it or any of its subsidiaries in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% of the weighted average of the market value at which such ordinary shares are traded on the JSE as determined over the five business days immediately preceding the date of repurchase of such ordinary shares by the company or any of its subsidiaries;

◉ the company has been given authority by its articles of association;

◉ at any point, the company may only appoint one agent to effect any repurchase on the company's behalf;

◉ the company's sponsor must confirm the adequacy of the company's working capital for purposes of undertaking the repurchase of shares in writing to the JSE before entering the market to proceed with the repurchase;

◉ the company remaining in compliance with the minimum shareholder spread requirements of the JSE Listing Requirements; and

◉ the company and/or its subsidiaries not repurchasing any shares during a prohibited period as defined by the JSE Listing Requirements.

Before entering the market to effect the general repurchase, the directors, having considered the effects of the repurchase of the maximum number of ordinary shares in terms of the foregoing general authority, will ensure that for a period of 12 (twelve) months after the date of the notice of annual general meeting:

◉ the company and the group will be able, in the ordinary course of business, to pay its debts;

◉ the assets of the company and the group, fairly valued in accordance with South African

Statements of Generally Accepted Accounting Practice, will exceed the liabilities of the company and the group; and

◉ the company and the group's ordinary share capital, reserves and working capital will be adequate for ordinary business purposes.

The following additional information, some of which appear elsewhere in the annual report of which this notice forms part, is provided in terms of the JSE Listing Requirements for purposes of the general authority:

◉ directors – pages 44 and 45;

◉ major beneficial shareholders – page 51;

◉ directors' interests in ordinary shares – page 103;

◉ share capital of the company – page 104; and

◉ litigation – page 114.

Directors' responsibility statement

The directors, whose names appear on pages 44 and 45 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to this special resolution and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the special resolution contains all information.

Material changes

Other than the facts and developments reported on in the annual report, there have been no material changes

continued

in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and up to the date of this notice.

The directors have no specific intention, at present, for the company to repurchase any of its shares but consider that such a general authority should be put in place should an opportunity present itself to do so during the year which is in the best interests of the company and its shareholders.

The reason for and effect of the special resolution is to grant the directors of the company a general authority in terms of the Companies Act and the JSE Listing Requirements for the repurchase by the company, or a subsidiary of the company, of the company's shares.

SPECIAL RESOLUTION NUMBER 2

That the articles of association of the company be amended by substituting article 37 with the following:

"A general meeting or the directors shall have the power to appoint any person as director from time to time either to fill a vacancy in respect of the board of directors or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles. The appointment of any director so appointed shall cease at the commencement of the next annual general meeting provided that such director will be eligible for re-election subject to the provisions of article 57."

The reason for the special resolution is to amend the articles of association of the company so as to provide that any appointment of a director of the company other than at an annual general meeting shall cease at the next annual general meeting of the company.

The effect of the special resolution will be to amend article 37 so as to ensure that any director appointed other than at an annual general meeting of the company only holds office until the following annual general meeting of the company, and to allow the company in general meeting to re-appoint the person so appointed at the annual general meeting concerned.

ORDINARY RESOLUTION

10. Each of the directors of the company is hereby authorised to do all things, perform all acts and sign all documentation necessary to effect the implementation of the ordinary and special resolutions adopted at this annual general meeting.

11. OTHER BUSINESS

To transact such other business as may be transacted at an annual general meeting.

Shareholders entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote thereat in their stead. A proxy need not be a shareholder of the company.

A form of proxy, in which is set out the relevant instructions for its completion, is attached for the use of holders of certificated shares and 'own

name' dematerialised shareholders who wish to be represented at the annual general meeting. Completion of a form of proxy will not preclude such a shareholder from attending and voting (in preference to that shareholder's proxy) at the annual general meeting.

Holders of dematerialised shares, other than 'own name' dematerialised shareholders, who wish to vote at the annual general meeting must instruct their Central Securities Depositary Participant ('CSDP') or broker accordingly in the manner and cut-off time stipulated by their CSDP or broker.

Holders of dematerialised shares, other than 'own name' dematerialised shareholders, who wish to attend the annual general meeting in person need to arrange the necessary authorisation as soon as possible, through their CSDP or broker.

The form appointing a proxy and the authority (if any) under which it is signed must reach the transfer secretaries of the company by no later than 11:15 on Wednesday 1 September 2004. A form of proxy is enclosed with this notice. The form of proxy may also be obtained from the registered office of the company.

By order of the board



G M Coetzee

Company secretary

12 August 2004

Cape Town



 

Naspers

Naspers Limited

Incorporated in the Republic of South Africa
(Registration number: 1925/001431/06)
('NPN' or 'the company')
JSE Code: NPN   ISIN: ZAE000015889

FORM OF PROXY

Ninetieth annual general meeting of shareholders

For use by holders of certificated shares or 'own name' dematerialised shareholders at the ninetieth annual general meeting of shareholders of the company to be held on the 18th floor of the Naspers Centre, 40 Heerengracht in Cape Town, South Africa on Friday 3 September 2004 at 11:15.

I/We _____ (please print)

of _____

being a holder of certificated or 'own name' dematerialised shares of Naspers and entitled to _____ votes hereby appoint (see note 1)

1. _____ or, failing him/her,

2. _____ or, failing him/her,

3. the chairman of the annual general meeting as my/our proxy to act for me/us at the annual general meeting which will be held in the boardroom on the 18th floor, Naspers Centre, 40 Heerengracht in Cape Town on Friday 3 September 2004 at 11:15 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name (see note 2) as follows:

		In favour of	Against	Abstain
Ordinary resolutions: Approval of annual financial statements				
Appropriation of profits				
Determination of directors' remuneration				
Re-appointment of auditors				
Approval for issue of shares				
Approval for issue of shares for cash				
Re-election of the following directors:	Mr N P van Heerden			
	Mr L N Jonker			
	Prof G J Gerwel			
Confirmation of the appointment of the following directors:	Adv F du Plessis			
	Dr R C C Jafta			
	Mr F T M Phaswana			
Authorisation of extension of authority to issue shares to employee share trusts				
Authorisation regarding ordinary resolutions				
Special resolutions: Share buybacks				
Changing article 37 of the articles of the company				

and generally to act as my/our proxy at the said annual general meeting.
(Tick whichever is applicable. If no indication is given, the proxy holder will be entitled to vote or to abstain from voting as the proxy holder deems fit.)

Signed at _____ on this _____ day of _____ 2004

Signature _____ Assisted (where applicable) _____

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of the company) to attend, speak and vote in place of that shareholder at the annual general meeting.

1. A certificated shareholder or 'own name' dematerialised shareholder may insert the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name appears first on the form of proxy and whose name has not been deleted will be entitled and authorised to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply herewith will be deemed to authorise the proxy to vote at the annual general meeting as he/she deems fit in respect of the shareholder's votes exercisable thereat, but where the proxy is the chairman, failure to so comply will be deemed to authorise the chairman to vote in favour of the ordinary resolution. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy.

3. Forms of proxy must be lodged at or posted to the transfer office of the company, Ultra Registrars (Pty) Limited, 5th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) to be received by not later than 11:15 on Wednesday 1 September 2004, or such later date if the annual general meeting is postponed.

4. The completion and lodging of this form of proxy will not preclude the certificated shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

5. An instrument of proxy shall be valid for any adjournment or postponement of the annual general meeting as well as for the meeting to which it relates, unless the contrary is stated therein but shall not be used at the resumption of an adjourned annual general meeting if it could not have been used at the annual general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the meeting from which the adjournment took place.

6. A vote cast or act done in accordance with the terms of a form of proxy shall be deemed to be valid notwithstanding:
   - the death, insanity, or any other legal disability of the person appointing the proxy; or
   - the revocation of the proxy; or
   - the transfer of a share in respect of which the proxy was given,
   unless notice as to any of the abovementioned matters shall have been received by the company at its registered office or by the chairman of the annual general meeting at the place of the annual general meeting if not held at the registered office, before the commencement or resumption (if adjourned) of the annual general meeting at which the vote was cast or the act was done or before the poll on which the vote was cast.

7. The authority of a person signing the form of proxy:
   7.1 under a power of attorney; or
   7.2 on behalf of a company,
   must be attached to the form of proxy unless the full power of attorney has already been received by the company or the transfer secretaries.

8. Where names are held jointly, all joint holders must sign.

9. Dematerialised shareholders, other than by 'own name' registration, must NOT complete this form of proxy and must provide their central securities depository participant ('CSDP') or broker of their voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP and/or broker.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: October 07, 2004 by

/s/

Name: Stephan J. Z. Pacak
Title: Director